__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 August 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

__________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
________________________________

Douglas Gration
Title: Company Secretary
Date: 31 August 2003

27/8/03 247 /2003

Telstra CEO reappointed until December 2007

Telstra Corporation Chairman Bob Mansfield announced today that the Telstra Board of Directors had reappointed Telstra Chief Executive Officer Ziggy Switkowski for a further term until December 31, 2007.

Mr Mansfield said Dr Switkowski's current five year contract as CEO and Managing Director ends in March 2004, so the Board considered it was appropriate to determine the future leadership of Telstra at this time to provide continuing certainty about the direction of the Company.

"As a result, the Board has decided to reappoint Dr Switkowski now and we are pleased to be able to count upon his continued leadership of the company," he said.

"Dr Switkowski has successfully led our company since March 1999 throughout a particularly complex and demanding period in the telecommunications industry worldwide.

"He has developed an outstanding executive team, made great strides in the transformation of the company into an organisation dedicated to high level customer service and he has Telstra well positioned for future success as a full service, integrated telecommunication company.

"The Board is confident that Dr Switkowski and his team will continue to build on our achievements for customers and shareholders, and we look forward to working together on the next stage of Telstra's development."

Dr Switkowski said he was delighted to accept the Board's offer of an extension of his term and looked forward to maximising the opportunities and tackling the challenges ahead in the competitive telecommunications environment.

"It is a great privilege to lead this extraordinary company and its staff and I thank the Chairman and Telstra Directors for their continuing support," he said.

The terms of Dr Switkowski's new employment contract relating to remuneration can be found at www.telstra.com.au/newsroom/photo.htm#switkowski

Telstra Media Contact:
Michael Grealy Tel: 02 9298 4621 Mobile: 0419 217 343

Telstra's national media inquiry line is 131639 and the Telstra Newsroom is located at: www.telstra.com.au/newsroom

Summary of Telstra CEO Ziggy Switkowski's employment contract

The terms of Dr Switkowski's renewed employment contract, to apply from 1 September 2003, are substantially similar to his existing contract. The material terms may be summarised as follows.

1. Fixed remuneration

Dr Switkowski will be paid fixed remuneration which includes salary, superannuation, benefits and any fringe benefit tax incurred by Telstra in providing Dr Switkowski's remuneration package. From 1 September 2003 this will be $1,455,000 per annum.

2. Annual Manager Incentive Plan Payment

This is an "at risk" element of Dr Switkowski's remuneration and will be paid through participation in Telstra's Manager Incentive Plan. The annual payment will be 75% of Dr Switkowski's fixed remuneration if performance targets set by the Board are achieved. The actual payment Dr Switkowski will receive will vary depending on his performance and that of the Company. Dr Switkowski can achieve up to 2 times the "on target" payment (ie, 150% of fixed remuneration) if pre-defined stretch objectives are achieved. This would require significant over performance by the Company and Dr Switkowski personally.

3. Deferred Remuneration

Deferred remuneration will be paid to Dr Switkowski in the form of "deferred shares" which are held in trust for a period of three years, or until Dr Switkowski ceases employment (other than for summary dismissal), whichever is the earlier. On allocation these shares will have a value equal to 50% of Dr Switkowski's total remuneration (being the sum of his fixed remuneration and his "on target" management incentive plan amount). If Dr Switkowski ceases employment on the completion of his contract, these deferred shares will vest without any adjustment to the numbers allocated. If the Board terminates Dr Switkowski's employment with Telstra prior to the completion of his contract, his allocations will be adjusted in accordance with Telstra policy.

4. Long Term Incentive Plan

This will be delivered in the form of "performance share rights". These performance share rights will be allocated to the value of 50% of Dr Switkowski's total remuneration (being the sum of his fixed remuneration and his "on target" management incentive plan amount) but they will not vest unless certain targets are met. For 50% of this maximum allocation to vest, the target is to achieve the 50th percentile or greater ranking of the Telstra Total Shareholder Return (TSR) against the Total Shareholder Returns of the companies comprising the S&P ASX 200 (Industrial) index at the date of allocation. This target must be achieved between the 3rd and 5th anniversary of allocation. Up to an additional 50% of the allocation of performance share rights may vest for superior performance above the target. If Dr Switkowski ceases employment on completion of his contract, he will have the opportunity to retain the full allocations of the performance share rights made prior to him ceasing employment subject to the achievement of the target during the relevant performance window, or alternatively, he may elect to have them lapse. If the Board terminates Dr Switkowski's employment with Telstra prior to the completion of his contract, his allocations will be adjusted in accordance with Telstra policy.

5. Other Benefits

Dr Switkowski will be provided with telecommunications and related products and service for business and personal use. Products and services for personal will be identified and, where applicable, fringe benefit tax paid. These values will be reported as part of Dr Switkowski's remuneration in the annual report.

6. Annual Review of Remuneration

Telstra reviews the remuneration arrangements each year and will take into account relevant factors including performance and prevailing market conditions in establishing Dr Switkowski's remuneration level. This review will be effective from 1 October each year.

7. Term and termination

Dr Switkowski's contract will commence on 1 September 2003, and continue until 31 December 2007 unless terminated earlier.

Both Telstra and Dr Switkowski are entitled to terminate Dr Switkowski's contract early by giving not less than six months' notice.

If the Board terminates Dr Switkowski's employment on notice, Dr Switkowski may be required to remain in Telstra's service for all or part of the notice period; be paid at his fixed remuneration rate in lieu of notice; or be paid at his fixed remuneration rate for the notice period but not required to attend for work during the notice period.

The Board may also immediately terminate Dr Switkowski's employment if he commits any act of serious misconduct, which includes breach of Telstra Policy. In the event of such termination Dr Switkowski would be entitled only to fixed remuneration to the date of termination.

If the Board terminates Dr Switkowski's employment for any reason other than serious misconduct, he will receive, in addition to any payment in lieu of notice, a termination payment which is the lesser of:
(i) his fixed remuneration for the period through to completion of his contract; and (ii) twelve months fixed remuneration.

These termination arrangements are consistent with and no more favourable than those currently in place for other members of Telstra's senior leadership team.

8. Future employment

If Dr Switkowski's employment with Telstra ceases for any reason he must not (without the prior written consent of Telstra) be employed by, or provide services as an agent, independent contractor or in any other capacity to, any telecommunications business or any business of a like or similar nature to that conducted by Telstra, whether in Australia or overseas, for six months. If Dr Switkowski's employment is terminated with notice the six month period will commence from the date his notice period commences or a payment in lieu of notice is made.

Telstra

Telstra Corporation Limited
FY 2003 Results Overview

Dr Ziggy Switkowski

Chief Executive Officer

Improved Underlying Financials in Second Half

Underlying Results

($ millions except EPS & DPS)	2H03	Growth (%)	FY2003	Growth (%)[1]
Sales Revenue	9,752	1.1	19,947	0.5
Expenses	4,854	(3.7)	10,004	(1.8)
EBITDA	5,049	6.4	10,205	2.6
Depreciation & Amortisation	1,672	3.3	3,305	4.1
Total Expenses	6,526	(2.0)	13,309	(0.4)
EBIT	3,377	7.9	6,900	1.9
EPS (cents)	17.1	19.8	33.9	6.4
EBITDA Margin	51.8	2.6	51.2	1.1
Domestic Capex	1,671	(6.9)	3,177	(7.5)
DPS (cents)	12	9	27[2]	22.7
Reported sales	10,027	1.0	20,495	1.5
Reported EBIT	3,173	14.4	5,723[3]	(7.9)

(1) Percentage growth represents the percentage movement from the prior corresponding period
(2) Includes special dividend of 3 cents
(3) Includes the non cash write down of the $965m investment in Reach

2002/03 Financial Outcomes



12,000
10,000
8,000
6,000
4,000
2,000
0
$millions
30
20
10
Cents Per Share
1.9%
2.6%
8.4%
9.1%
34.1%
34.6%
50.1%
51.2%
22c
24c
2002
2003
2002
2003
2002
2003
2002
2003
EBIT 1
EBITDA1
FCF2
Dividend3

Good progress on key performance measures

(1) Underlying
(2) Net of large one off asset sales
(3) Net of 3 cent Special Dividend in 2003

Managing Performance


Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Status - Economy


Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

GDP & Communications Services


20%
15%
10%
5%
0%
-5%
% Growth
Communication Services
GDP
Mar.1991
Mar.1994
Mar.1997
Mar.2000
Mar.2003

Source: Australian Bureau of Statistics

Consumer Spending on Communications


3.0%
2.5%
2.0%
1.5%
Share of disposable income
GST-related spike
95-96
97-98
99-00
01-02
03-04f
05-06f

Source: Australian Bureau of Statistics & Telstra estimates

Telecommunications demand expected to grow by ~4%

Telstra

Status - Regulation


Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Many regulatory issues that have been resolved

- Structural separation ruled out – including FOXTEL
- Accounting transparency – processes in development
- Estens – favourable report
- NZ regulatory settings improving – further to go

Coming events – Indicative dates


ACCC Interconnect
Aug 2003
Mobile Termination (draft report)
Sep 2003
Internet Interconnection (draft determination)
Sep 2003
Digital HFC Investment Exemption
Oct 2003
Accounting Separation reports released
End 2003
Mobile Termination (final report)
End 2003
Price Caps
Jun 2005

Key regulatory settings now in place

Telstra

Status - Competition



Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Market Share



Millions
16
14
12
10
8
6
4
2
0
1999
2000
2001
2002
2003
Mobile SIOs - Industry
Access Lines - Telstra
Mobile SIOs - Telstra

Telstra Market Shares[1]



90%
80%
70%
60%
50%
40%
30%
1999
2000
2001
2002
2003
Data & Internet
Voice
Mobiles

Market share losses slowing

(1) Market share by revenue for Data, Internet & voice. Market share by SIO for mobiles.

Telstra



Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Status - Customers

Revenue change 2H03 v 2H02



Consumer
4.4%
Enterprise
-4.9%
SME*
6.1%
Wholesale
1.1%

Revenue by customer segment



Wholesale 13%
Enterprise 26%
Consumer 43%
SME 17%

Any recovery in Enterprises will drive returns

Telstra

* Includes Sensis revenues

Status – Customers (Cont.)



Investors
Economy
Regulation
Competition
Customers
Telstra Performance

ARPU / Fixed Access Line



+14%
800
750
700
650
600
550
500
450
400
$671
$743
$763
2001
2002
2003

Value Added Fixed Line Features

- 1# - Telstra Feature Assistant
- Telstra Home Messages 101
- Call Forward
- Calling Number Display
- Calling Waiting
- *10# Call Return
- 3 Way Chat

Avg No. features per line = 5.4

Call completion driving PSTN growth

Status - Organisation


Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Revenues		Current Situation	Objective
Core	PSTN	• Value added services • Rebalancing	• Manage for cashflow • Sweat the assets • Bundling • Product innovation
	Data - ISDN	• Data traffic increasing • Prices under pressure • Early cannibalisation evident	• Manage migration • ISDN launch to retail • Full service offering
New	Mobiles Wholesale Broadband Advertising International	• Market growth robust • Effective model • Compelling growth engine • Unique SME contact • Difficult Asian market NZ business on target	• Grow data revenues, VAS • Preferred partner for wholesale customers • Grow customers, grow market • Transform to online leverage SME relationships • Meet business plans

Core business managed for cashflow, new business for growth

Status - Investors



Investors
Economy
Telstra Performance
Organisation
Regulation
Customers
Competition



Special
Ordinary
CAGR 20%1
24
8
14
16
17
18
19
22
3
24
1997 2
1998
1999
2000
2001
2002
2003

Dividends paid - cents per share

Capital Management

- **Dividends** - Yield 5.7%,
  - 100% franked
- **Capital Return** - $800m to $1bn buyback
  - completed by Dec 2003
- **Domestic capex** - Approx. $2.9bn in '03/04
- **Acquisitions** - EPS +ve in 2nd yr

Balance Sheet

- **Net debt to equity ratio 41.6%**
- **Aa3 credit rating (Moody's)**

Cashflow

- **FCF Yield 7.6%**

Solid financial settings with capital management options

Telstra

1 CAGR based on growth in ordinary dividends
2 Dividends paid to the Commonwealth Government

Status – Investors (Cont.)


Investors
Economy
Organisation
Telstra Performance
Regulation
Customers
Competition

Operating Cashflow

Capex

Debt repayment

Liquidity

Dividends

Buyback

Active Capital Management

- **$800m to $1bn return of surplus capital to shareholders** by way of off-market share buyback
- Target completion – by end December 2003
- Efficiently distribute franking credits
- Financial strength and operational flexibility retained
  - Within preferred financial parameters
- Part of wider ongoing capital efficiency program

Buyback is expected to be EPS and ROE enhancing

Telstra

Outlook

- Industry revenue growth at GDP+, around 4%
- Telstra domestic revenue growth positive but less than industry
- Quarterly service trends will resume their continuous improvement
- Costs budgeted to grow less than growth in revenues
- Underlying EBIT and EBITDA margin to be higher on back of productivity improvements
- Domestic capex to be about $2.9billion
- Organisation design to evolve to reflect customer focus, commitment to organic growth and product innovation and industry leadership

Company Focus: Revenue & Margin Growth, Productivity & Cashflow

Telstra

Telstra

Telstra Corporation Limited
Full Year 2003 Results

Chief Financial Officer
David Moffatt

Core Financial Priority is Free Cash Flow

Operational excellence	• Improved EBITDA/EBIT Margin • Process improvement using Six Sigma • Tight capex management • Customer satisfaction
Accretive acquisitions	• EPS accretive by year two, ROIC • Operational control • Incremental in size
Target parameters	• Gross & Net Debt to Equity Net Debt to Equity • EBITDA/Net Interest • Discretionary cash flow to net debt
Increase in long-term shareholder value	• Improve Return on Equity and EPS • Strong balance sheet settings • Active Capital Management

Strong Cash Flow gives us Options

Telstra

Financial Highlights

Business Growth

- PSTN - up 2%
- Mobiles up 4%
- Internet & IP revenue - up 32%
- Broadband SIO - up 113%
- Sensis - up 7%

Cost Management

- Operating Expenses* – down 2%
- Enabled Margin Growth

Capital Management Options

- Strong Free Cash Flow - up 19 %
- Rigorous Capex Management – down 7% (16% sales)
- Dividend Growth – up 9% to 24cps + 3cps special
- Buyback Program

Strong Second half

Telstra

* Underlying before depreciation, amortisation

Strong Cash Flow & CAPEX Management

Reported Results – Impacted by Reach non cash write-down

($ millions except EPS & DPS)	FY2002	FY 2003	% Δ*
Sales Revenue	20,196	20,495	2
EBIT	6,216	5,723	(8)
NPAT & MI	3,661	3,429	(6)
EPS (cents)	28.5	26.7	(6)
Free Cash flow	**3,840**	**4,565**	**19**
Operating CAPEX	**3,606**	**3,364**	**(8)**
DPS (cents)#	**22**	**27**	**23**

Free Cash Flow up 19% & Dividends up 23%

* % calculated on actual numbers
# 24¢ Ordinary Dividend, 3¢ Special Dividend

Telstra

Underlying Results

Overview	1H03		2H03		FY03	
	$bn	%[1]	$bn	%[1]	$bn	%[1]
Sales revenue	10.2	(0.1)	9.7	1	19.9	0.5
Operating expenses	5.2	(0.1)	4.8	(4)	10.0	(2)
EBITDA	5.2	(1)	5.0	6	10.2	3
Depreciation & Amortisation	1.7	5	1.6	3	3.3	4
EBIT	3.5	(3)	3.4	8	6.9	2
NPAT (After minorities)	2.2	(4)	2.2	20	4.4	6

Cost focus in second half delivers

1. % change on pcp

Telstra

Underlying Domestic Operations

($ millions)	FY2002	FY 2003	% Δ*
Sales Revenue	18,564	18,929	2
Operating Expenses	9,311	9,257	(1)
EBITDA	9,532	9,927	4
Depreciation & Amortisation	2,834	3,054	8
EBIT	**6,698**	**6,873**	**3**
EBITDA Margin*	**51.3**	**52.4**	**1**
Operating CAPEX	**3,434**	**3,177**	**(8)**

Good Growth in Domestic business

* Percentage growth represents the percentage movement from the prior corresponding period

Telstra

Full Year Underlying Sales +0.5%
Strong growth in Internet and PSTN growth

Movement A$M


197
161
140
82
-86
-172
-194

Growth in Revenue from	A$M Actual	Growth%
Internet & IP solutions	802	32.6
PSTN	7,916	2.1
Total mobiles	3,608	4.0
Sensis – Directories	1,217	7.2
ISDN	951	(8.3)
HK CSL	908	(15.9)
Controlled entities	380	(33.8)

Strong Growth in main business lines

Telstra

Full Year Operating Expenses Improve


$10,191m
-1.8%
$10,004m
$2,871m
$3,741m
$3,573m
$2,839m
$3,252m
$3,830m
FY 2002
FY 2003

← Equity Accounted losses $84m

Underlying operating expenses[1]

Labour **-1%**
FTEs down 6.5%[2] to 44,977
Pay increases

Direct Cost of Sales **-13%**
International Network payments
Mobile handset subsidies
Dealer arrangements restructured

Other operating exp. **+7%**
IT costs and service payments
Discretionary costs reduced

Strong cost focus in 2H03 has delivered reductions

1. Excludes equity accounted losses
2. Includes NDC staff whose labour expense is reported in Direct Cost of Sales, excluding this staff number reduction is 4.4%

Telstra

Depreciation & Amortisation*


+4%
$3,175m
$3,305m
$635m
$165m
$330m
$2,045m
Amortisation
Other
Mobile
Network
$720m
$161m
$352m
$2,072m
2002
2003

Amortisation	**+13%**
Software amortisation	+10%
Goodwill amortisation	+34%
Other Depreciation	**-2%**
Motor vehicles	
Other plant & equipment	
Mobiles Depreciation	**+7%**
Fixed network	**+1%**
Higher Capex in prior years	

Depreciation & Amortisation growth to slow from FY2005

*Depreciation & Amortisation of TelstraClear removed to arrive at underlying result.

…Reduced Capital Expenditure



… Capex to Sales is falling
24%
CAGR -17.7%
18%
16%
2001
2002
2003



Core Capex allocations remain tight …
$3,434m
-7.5%
$3,177m
$101m
Compliance
$125m
+24%
$1,838m
Customer Demand
$1,535m
-16%
$288m
Asset Lifecycle Mgt
$468m
+63%
$547m
Efficiency
$407m
-26%
$328m
Retention
$312m
-5%
$332m
New Revenue Growth
$329m
-1%
FY 2002
FY 2003

Capex Allocation based on Company priorities

Telstra

…Delivered Strong Free Cash Flow

Tight Capex mgt, cost control assisted by asset sales have grown free cash flow …



$4,565m
18.9%
$3,840m
$155m
Large Asset sales[1]
$570m
8.4%
$3,685m
$3,995m
FY 2002
FY 2003

Free Cash Flow

… FCF per share strong



CAGR 40%
35.5
29.8
22
12.8
2000
2001
2002
2003

FCF per share

Track record of free cash flow growth

1. Computershare in FY2002: Properties sale FY2003

Premium Balance Sheet Retained

Credit Ratings	S&P	Moodys	Fitch
– Long term > 1 year	AA-	Aa3	AA-
– Outlook	Stable	Negative	Stable

Debt Position	A$ Billion
• Gross Debt	12,272
• Net Debt (defined as Gross Debt less interest bearing)	10,972
• Shareholders funds	15,422
• Net Debt to Market Value	18%
• Net debt/Shareholders funds	71%
• Net debt /capitalisation	42%
• Interest cover (underlying EBITDA/ Net Interest*)	10.2x

Average Maturity = 5.2 years

Financial settings ensure flexibility

* Net Interest includes capitalised interest

Telstra

… enabled continued strong growth in Dividends

- Ongoing program to maximise Capital Efficiency
- In conjunction with needs to:
  - Driving returns from existing businesses
  - Accretive incremental acquisitions
  - Strong dividend growth →

Capital has been returned to shareholders through Ordinary and Special dividends …



Special
Ordinary
16
3
CAGR* 11%
14
17
18
19
22
24
1998
1999
2000
2001
2002
2003
Dividends paid cents per share

Benefits of active capital management flow to all shareholders

* CAGR on Ordinary Dividends

… in line with Target parameters allow capital return



%
Gearing- Gross Debt
45-50% target
Weaker
Stronger
60
50
40
30
1998
1999
2000
2001
2002
2003
Year Ended



%
Gearing- Net Debt
40-45% target
Weaker
Stronger
60
50
40
30
1998
1999
2000
2001
2002
2003
Year Ended



Times
Interest Cover- EBITDA/Int. Expense
Target greater than 10 times
Stronger
Weaker
15
10
5
1998
1999
2000
2001
2002
2003
Year Ended



%
Discretionary Cash flow to Net Debt
0-10% target
Stronger
Weaker
20
15
10
5
0
-5
-10
1998
1999
2001
2002
2003
Year Ended

Strong Balance Sheet & Cash flows supports buyback

Capital Management – Off Market Share Buy back

Structure

- Offer to buy back approx $800m to $1,000 million
- All shareholders eligible to participate via tender
- Further details to be announced once regulatory approvals obtained

Benefits

- Will enhance earnings per share and increase Return on Equity
- Efficiently distribute surplus capital and franking credits
- Will retain operational flexibility

Demonstrating ongoing capital management & focus on enhancing shareholder returns

Telstra

Underlying Results
- Strong 2nd Half Operational Performance

($ millions except EPS & DPS)	2H03	Growth (%)	FY2003	Growth (%)*
Sales Revenue	9,752	1	19,947	1
Operating expenses	4,854	(4)	10,004	(2)
EBITDA	5,049	6	10,205	3
Depreciation & Amortisation	1,672	3	3,305	4
EBIT	3,377	8	6,900	2
NPAT & MI	2,206	20	4,365	6
EBITDA Margin**	51.8	3	51.2	1
Core Operational Capex	1,732	(3)	3,177	(8)

Cost reduction in second half delivers margin expansion

Telstra

* Percentage growth represents the percentage movement from the prior corresponding period
** EBITDA movement is the absolute percentage movement

Operational Performance
4th Quarter Underlying sales -0.4%

Movement A$M



45
41
25
15
10
-14
-17
-54
-61

Growth in Revenue from	A$M Actual	Growth%
Mobiles	928	5.1
Internet & IP	221	22.8
PSTN	1,956	1.3
Sensis - Directories	273	5.8
Intercarrier	293	3.5
Solutions Mgt	135	(9.4)
ISDN	228	(6.9)
Controlled entities	84	(39.1)
HK CSL	181	(25.2)

Positive signs Mobiles, Internet & IP & Directories

Q4 Trends in Mobiles


$883m
-$6m
-$6m
-$47m
+$12m
+$41m
+$50m
$928m
Q402
Messaging
Int. Roaming
GSM charges
CDMA charges
Wireless Data
Terminals
Q403

... Post Paid ARPU picking up in Q4


70
60
50
40
30
20
10
0
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

... Telstra continues to attract higher value customers (4th qtr net adds) ...


Resale 3%
23%
11%
36%
74%
-46%
18%
36%
46%
Post-paid
Pre-paid
Telstra
Optus
Voda
Orange
3
Telstra resale

Churn remains low


1.60%
1.20%
0.80%
0.40%
0.00%
Jul-01
Jan-02
Jul-02
Jan-03

Wireless data continues to build in strength

What's Driving Controlled Entity Revenue in Q4?


CSL
NDC
Vietnam
Transend/Argent
Mobitel
-$31m
-$26m
-$10m
-$10m
-$7m
FX Movt
-$31m

Challenging Environment in Hong Kong...but still profitable

Telstra

ISDN

- Overlay network closed in Nov 2002
- Re launch ISDN to SME & Consumer
- BigPond™ ISDN launch 30 July 2003


1,245
1,268
1,190
+2%
1,213
1H02
2H02
1H03
2H03

Voice line equivalents (000s)


$245m
-7%
$228m
$102m
Access
$95m
-6%
$76m
Data
$63m
-17%
$67m
Voice
$70m
+4%
Q4 2002
Q4 2003

Revenue

Refocusing on consumer & SME delivered VLE growth in 2H03

Telstra

Data



$263m
1%
$266m
$15m
$68m
$77m
$103m
Other
Leased Line
DDS
Frame/ATM
$22m
$63m
$68m
$113M
Q402
Revenue
Q403

Frame Relay continues to grow strongly in quarter four

Telstra

Strong Growth in Internet & IP Solutions



$180m
+23%
$221m
Other $3m
$25m
$31m
$74m
$47m
IP Solutions
Internet Direct
Online Narrowband
Online Broadband
Other $1m
$34m
$30m
$78m
$78m
+36%
-8%
+5%
+66%
Q4 2002
Q4 2003
Revenues



Narrowband Subscribers ARPU
$251
+7%
$269
FY2002
FY2003



Broadband Subscribers (000s)
169
+114%
361
FY2002
FY2003

On Track To Meet Milestones

Telstra

…Delivered by Operating Expense[1] Reduction in 2H03



- 4%
$5,050m
$52m
Labour
$195m
Network Pmts
$60m
Mobiles
$51m
COGS
$66m
Other DVCs
$185m
Service Contracts & Agreements
$14m
Other Expenses
$4,797m
$2,500

Strong 2nd Half cost performance

1. excluding share of Equity Accounted Losses and Depreciation & Amortisation

Telstra

Labour Costs

Labour costs 2nd half



- 4%
$1,434m
$1,382m
2H02
2H03

- Pay Rises
- Salary Sacrificed vehicles
- Reduced FTE
- Employee provision

Telstra FTE[1]



44,977
4,233
40,744
-6.5%
-4.4%
42,064
3,158
38,906
FY 2002
FY 2003
Telstra
NDC

Labour costs continue to fall

Telstra

Directly Variable Costs



- 20%
$1,828m
$1,456 m
2h02
2h03



- 13%
$3,741m
$3,252m
FY 2002
FY 2003

- Domestic network payments

- Reach take or pay – 2H only
- Reach pricing
- Handset Subsidies
- NDC costs
- Reclassification

Lower International Interconnect and Subsidy expense drives reduction

Other Expenses


+10%
$1,788m
$1,959m
2h02
2h03


7%
$3,573m
$3,829m
FY 2002
FY 2003

- Service Contract & Agreements
  - One Off Adjustments
  - Maintenance & Activation
  - Products
- Marketing

- Bad Debts
- Accommodation
- Foreign Currency

Focus on reducing Service Contracts & Agreements going forward

Service Contracts & Agreements


$858m
One –offs $78m
+27%
$674m
131
212
109
222
Other
Platform /Maintenance
Sales/Mkting
IT Services
140
251
154
236
2H02
2H03

- Platforms/Maintenance
  - New Services (CDMA 1x, DSL)
  - ExistingPlatforms
- Sales/Mrkting
  - Outsourcing

Focus on reducing Service Contracts & Agreements going forward

TelstraClear - Leading Challenger in New Zealand

Highlights

- Strong EBITDA growth from
  - increased revenue;
  - operational efficiencies and improved cash management;
  - improved regulatory outcomes;
  - achieving significant merger benefits.
- Growth in customer base across all segments...against an aggressive Investment in Telecom NZ

Key Financials (NZ$m)

	FY02 (1)	FY03
Total revenue	354	651
Total opex	337	525
EBITDA	17	126
EBIT	(78)	(35)
Telstra Ownership	58%	100%
Carrying Value $m	A$84	A$623

Amounts presented in NZ$ have been prepared in accordance with NZ GAAP.
(1) Telstra began consolidating Telstra Clear in Dec 2001. Therefore, FY02 information is for 7 months

On track to be EBIT Positive within 2 years

Hong Kong's Leading Mobile Business - CSL

Highlights

- CSL delivered a solid performance despite an adverse operating environment (SARS and price war).
- Lower cost base through productivity and process improvement.
- Premium mobile business in Hong Kong, maintaining brand superiority.
- Reinforced its leadership position in service development.
- Capital restructure – gearing now 50%
  - Share Buyback
  - Special Dividend

Key Financials (HK$m)

	FY02	FY03
Total revenue	STET	4,224
Total opex	3,037	2,610
EBITDA	1,396	1,614
EBIT	393	770
Telstra Ownership	100%	100%
Telstra Carrying Value	A$3,060	A$2,194

Amounts presented in HK$ have been prepared in accordance with AGAAP
Excluding one-offs, FY03 EBIT rose 6.5% yoy to HK$597m.

CSL Delivered Solid Performance

Carrying Value of our International Ventures

HK CSL		A$m
Opening balance 1 July 2002		**3,060**
YTD profits at Telstra share	174	
Amortisation of goodwill	(99)	
Net YTD P&L movements		***75***
Movements in FX reserve	(55)	
Dividend payment	(266)	
Share Buy-backs	(620)	
Net other movements		***(941)***
Closing balance 30 June 2003		**2,194**

Carrying Value = 6.2x EBITDA

TelstraClear		A$m
Opening balance 1 July 2002		**84**
YTD loss at Telstra share	(79)	
Amortisation of goodwill	(5)	
Net YTD P&L movements		***(84)***
Movements in reserves	(2)	
Acquisition of minority interest	25	
Capital restructure	600	
Net other movements		***623***
Closing balance 30 June 2003		**623**

Carrying Value = 7.7x EBITDA

Carrying Value = Net Assets + Goodwill

Telstra

Financial Highlights

Capital Management Options

- Strong Free Cash Flow - up 19 %
- Rigorous Capex Management – down 7% (16% sales)
- Dividend Growth – up 9% to 24cps + 3cps special
- Buyback Program

Cost Management

- Operating Expenses* – down 2%
- Enabled Margin Growth

Business Growth

- PSTN - up 2%
- Mobiles up 4%
- Internet & IP revenue - up 32%
- Broadband SIO - up 115%
- Sensis - up 7%

Disciplined financial management drives result

Telstra

* Underlying before depreciation, amortisation

Telstra Corporation Limited
Full Year 2003 Results

Appendices

PSTN rebalanced products grow +2.1%
- ARPU* up 2.8% to $763 per annum

Basic access revenues grow ... access lines stable



Access Lines
10.41m
10.32m
+7.3%
$2,880m
$3,091m
FY02
FY03

Local call revenues and volumes down



Calls
10,269m
9,794m
-4.6%
$1,643m
$1,567m
FY02
FY03

STD volumes stable... yield reduced



Calls
9,170m
9,161m
-4.4%
$1,216m
$1,162m
FY02
FY03

F2M minutes and revenues up



F2m minutes
3,691m
3,944m
+6.9%
$1,419m
$1,517m
FY02
FY03

Rebalancing & Call Completion initiatives to provide Growth

* Excludes Inbound and ISDN

Telstra

Mobile – Growth and Retention

Mobiles continue to grow ...



SIO (millions)
Minutes (millions)
0
1
2
3
4
5
6
7
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
35%
Prepaid
Postpaid
Mobile Minutes

... Telstra continues to attract higher value customers (4th qtr net adds) ...



Resale 3%
23%
11%
36%
74%
-46%
18%
36%
46%
Post-paid
Pre-paid
Telstra
Optus
Voda
Orange
3
Telstra resale

Low Churn ...



% per month
1.60%
1.20%
0.80%
0.40%
0.00%
Jul-01
Jan-02
Jul-02
Jan-03

... Post Paid ARPU picking up in Q4



A$
70
60
50
40
30
20
10
0
Post-paid
Total
Pre-paid
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03

Data and Handsets Drive Mobiles Revenue


Revenue movement by category
$3,468m
$97m
Loyalty Bonus
-$164m
Access fees & call charges
$26m
VAS
$122m
Data
$155m
Handsets
$3,608m
$3,000m
Total mobile revenue FY2002
Total mobile revenue FY2003


SMS* volumes continue to grow
54%
261m
290m
342m
380m
401m
4Q 2002
1Q 2003
2Q 2003
3Q03
4Q03

New plans beginning to impact yield positively in 4th Quarter

* Mobile originating

Telstra

Data


$507m
4.1%
$528m
$27m
Other
$38m
$133m
Leased Line
$130m
$149m
DDS
$140m
$196m
Frame/ATM
$220M
2H02
2H03
$1,051m
0.2%
$1,053m
$71m
Other
$68m
-3%
$268m
Leased Line
$271m
+1%
$316m
DDS
$287m
-9%
$396m
Frame/ATM
$427m
+8%
FY 2002
FY 2003
Revenue

Frame Relay continues to grow strongly

Strong Growth in Internet & IP Solutions


$802m
+33%
$605m
Other $15m
IP Solutions
$120m
+43%
Other $12m
Internet Direct
$120m
+8%
$84m
$111m
$297m
+18%
Online
Narrowband
$252m
Online
Broadband
$253m
+77%
$143m
FY2002
FY 2003
Revenues


Narrowband Subscribers ARPU
$269
+7%
$251
FY2002
FY2003


Broadband Subscribers (000s)
361
+114%
169
FY2002
FY2003

On Track To Meet Milestones

ISDN

- Overlay network closed in Nov 2002
- Re launch ISDN to SME & Consumer
- BigPond™ ISDN launch 30 July 2003



1,245
1,268
1,190
+2%
1,213
1H02
2H02
1H03
2H03

Voice line equivalents (000s)



$1,037m
-8%
$951m
$452m
Access
$390m
-14%
$322m
Data
$282m
-12%
$263m
Voice
$279m
+6%
FY 2002
FY 2003

Revenue

Refocusing on consumer & SME delivered VLE growth in 2H03

Telstra

… Other Expenses + 7%



$3,573m
-$30m
Rental
Expense
-$22m
Bad
Debts
-$35m
FX costs
$30m
Marketing
$149m
One Offs
Service
Contracts
& Agreements
$5m
Other
$3,830m
$2,500m

Focus on reducing SCAs going forward

… Labour Expense Movements

Labour costs down 1%


$2,871m
$2,784m
$2,839m
-$87m
FTE
-$25m
Outsourcing
-$12m
Employee Provisions
$70m Pay
$34m
Reclass Salary Sacrificed Vehicles
-$12m Other
$2,000m

Telstra FTE[1]


44,977
4,233
40,744
42,064
3,158
38,906
-6.5%
-4.4%
FY 2002
FY 2003
Telstra
NDC

Reduction in FTE offset by pay increases and one offs

1. NDC salary costs recorded in Direct Cost of Sale – do not impact labour expense.

… Directly Variable Costs down 13.1%



$3,741m
-$21m
COGS
-$11m
Usage
Comms
-$129m
Subsidy
$333m
-$374m
Reach
$41m Fx
$95m
Int' Other
$38m
Domestic
Network
Pmts
-$49m
NDC
-$39m
Other
$3,252m
$2,500m

Lower International Interconnect and Subsidy expense drives reduction

Telstra

Financial Overview - International

Contribution to Telstra Group results 12 months to 30 June 2003

(A$ millions)	Total Revenue FY2002	Total Revenue FY2003	EBITDA FY2002	EBITDA FY2003	EBIT (post G'will) FY2002	EBIT (post G'will) FY2003	Carrying Value (1)
• CSL	1,084	920	338	352	79	108	2,194
• Reach (2)	-	-	53	(946)	53	(946)	-
• TelstraClear(3)	296	548	(60)	81	(147)	(60)	623
• Other Cons. & Equity Acc. Op.	151	57	35	(86)	(41)	(88)	
• **Total**	**1,531**	**1,525**	**366**	**(599)**	**(56)**	**(986)**	

International represents 7% of sales

1. Carrying value on Telstra's balance sheet after consolidation adjustments. A reduction in CSL carrying value due to the capital restructure.
2. This includes accounting impact of A$(965)m in relation to the write-down of the investment. As Reach was equity accounted there was no revenue impact. Ceased equity accounting end of Dec 02.
3. Includes Telstra Saturn Equity accounted losses $75m – 5 months to November 2001

International Connectivity - REACH

REACH

Asia's largest International Carrier of Combined Voice and Data

Key Financials US$m; in USGAAP

	FY02	FY03
Revenue	1,297	1,074
EBITDA	417	246
EBIT	206	61
Telstra Ownership	50%	50%

Note: US$ figures for illustrative purposes only; Telstra ceased equity accounting Reach in December 2002

Wholesale voice traffic is stable but price pressures exist



+0.2%
-17%
Minutes (millions)
Price (US$c per minute)

As capacity for sending trans Atlantic traffic grew (in gigabits per second) the cost of transmission tumbled ...



Capacity
Price Index
1998 = 100
Price
10000
1000
100
10
1
120
100
80
60
40
20
0
1998
1999
2000
2001
2002

Source Telegeography Research

Distressed Industry With Continued Price Pressure

Telstra

Capital Expenditure FY 20003

($ Millions)	2003	2002	Change	Change%
Switching	376	661	(285)	(43)
Transmission	378	416	(38)	(9)
Customer access	959	929	30	3
Mobile telecommunications network	449	255	194	76
International communications infrastructure	193	233	(40)	(17)
Capitalised software	555	559	(4)	(1)
Other	454	553	(99)	(18)
Total Operating Capital Expenditure	**3,364**	**3,606**	**(242)**	**(7)**
Self Funded TelstraClear & HK CSL	187	172	15	9
Core Operational Capital Expenditure	**3,177**	**3,434**	**(257)**	**7**

Telstra

MEDIA RELEASE
Sydney, 28 August 2003.

IBM acquires Telstra and Lend Lease shares in IBM Global Services Australia

IBM, Lend Lease and Telstra today announced that IBM will acquire Lend Lease and Telstra's shares in the IBM Global Services Australia Limited ("IBMGSA") joint venture.

Under an agreement signed today, IBM will pay Lend Lease AUD$160 million (paid in two equal tranches – one now and one a year from now), and Telstra AUD$153.5 million for their shares in the joint venture. The transaction is subject to review by the Foreign Investment Review Board, and is expected to be finalised by early September. When the transaction is complete, IBMGSA will continue to operate as a part of IBM's Global Services organisation.

The change of ownership in IBMGSA reflects the changing business priorities of the three companies. IBM and Lend Lease formed the joint venture, then called ISSC (Integrated Systems and Services Corporation) in 1994, and it was renamed when Telstra became a partner in 1997.

The joint venture has been a successful investment, both in the market position it has achieved and in its financial performance, with the three partner companies enjoying a strong working relationship.

Mr Brendon Riley, GM of IBM Australia's Global Services organisation, said that acquiring full ownership would allow IBM to enhance the service it provides to its customers.

"IBM's increased investment in the Australian IT and consulting services business will allow us to improve our ability to respond rapidly to changes in the marketplace and anticipate the emerging needs of our customers.

"We will also be able to simplify our internal structure and processes and provide more flexible solutions to our customers. We will integrate our two consulting organisations, BCS and BIS, making the combined IBM Business Consulting Services the largest business consulting practice in Australia.

"We are proud of what we have achieved working with Lend Lease over the past nine years and Telstra for the past six in building Australia's leading IT services provider, and we look forward to continuing our strong relationships with both companies."

Telstra's Chief Financial Officer, Mr David Moffatt, said Telstra was pleased with the transaction terms for its 22.6 percent stake.

"The sale is a key part of the transformation of Telstra's IT processes which focus on aligning the interests of key vendors with Telstra's vision which is to improve its internal IT skills base," he said.

Lend Lease CEO, Mr Greg Clarke, said the Group was pleased to have been involved in the formation of the successful IBMGSA joint venture.

"We have made it clear for some time that our investment in IBMGSA was non-core, so it is appropriate that we are exiting the joint venture," he said.

IBM Global Services plays an important role in the Australian business community, employing over 8,000 people. According to IDC, IBM Global Services is the leading provider of IT services in the Australian market, with an estimated 15% share.

ENDS

For further media information, please contact:

Caspian Smith
Corporate PR Manager
IBM Global Services – Australia & New Zealand
Tel: (02) 9397 8817
Mob: 0401 711 823

Media Release

Telstra transformation gains momentum

Telstra today announced that as part of its business transformation strategy it expected to reduce the cost of doing business over the next two to three years by $600 to $800 million through a range of company wide productivity initiatives and significant process improvements.

These are expected to substantially improve customer service and more than offset the contributors to the expected upward pressure on the company's costs, which include investment in customer retention, network reliability and new growth as well as the impact of depreciation and amortisation.

Speaking at a Telstra market briefing in Sydney, Telstra Chief Financial Officer, Mr David Moffatt, said the changes occurring within the company were vast and deep and would transform the company, position it for continued growth and address cost pressures into the future.

"Telstra has a great track record in cost containment and our strategy is to continue this momentum and do more with less but at all times to grow our business through increased customer satisfaction," he said.

Mr Moffatt said productivity and cost containment were focused on every aspect of Telstra's business - domestically and offshore - and the strategy was to expand margins using less capital, while continuing to improve cash flow at the same time as enhancing customer service.

He outlined at the briefing workforce initiatives, operating and capital efficiency directions, sourcing efficiencies, information technology rationalisation and projects that used the process improvement methodology, Six Sigma. All were expected to have an impact on the bottom line and improve Telstra service levels.

"Smarter communication devices, increasing levels of standardisation and the ubiquity of the Internet Protocol is driving change and Telstra is increasingly rising to meet the challenge with higher productivity levels and new growth opportunities," he said.

"Cost management in Telstra is everyone's responsibility, it is not about labour cost, it is about the whole cost of doing business and we are going after inefficiencies across all our business activities with a simple goal - end-to-end process improvement.

"No stone is being left unturned as we apply the Six Sigma methodology and toolset to improve our processes and make it easier for all our customers to deal with us," he said.

Telstra has booked $30 million in 2002/2003 in savings related to Six Sigma projects, and expects this to grow substantially as projects are delivered.

Also presenting at the briefing was the Director of Productivity, Mr Hayden Kelly, on cross company productivity programs; Director of Corporate Services, Mr Tom Pearson, on cost savings expected from the company's sourcing model; Chief Information Officer, Mr Jeff Smith, on the transformation and productivity improvements underway in Information Technology Services and Group Managing Director of Infrastructure Services, Mr Michael Rocca, who detailed infrastructure services and improvements in customer provisioning and service restorations.

Telstra has more than 150 Six Sigma projects under way and has trained 1900 people over the past two years. The focus of these programs is one third on cost reduction, one third on improving customer service, one quarter on process improvement and the balance on new growth.

Some examples of the 150 projects underway that will contribute to Telstra's business transformation highlighted in the briefing were:

- IT transformation;
- substantial improvement to the basic access order process to install a fixed line connection, where infrastructure is not available;
- review of the Corporate Finance function;
- simplification of billing systems; and
- reduction in unnecessary technician visits.

Telstra yesterday announced its full year result for 2003, and delivered slightly ahead of expectations. It reported that domestic sales revenue had grown, costs had been contained especially in the second half where they fell four percent and CAPEX was down. CAPEX is expected to be approximately $2.9 billion this financial year.

Media inquiries
Stephen Morrison
Media Relations Manager
Telephone: 03 9634 5611 or Mobile: 0417 053 501

Telstra Media Releases are regularly posted on the Telstra newsroom:
http://www.telstra.com.au/newsroom

Disclaimer

This presentation includes certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, those forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained herein. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate.

Telstra

Telstra Corporation Limited
Business Transformation Briefing
NGCR III

David Moffatt
Chief Financial Officer

Driving Shareholder Value…

Revenue Growth

- ✓ Broadband
- ✓ Directories
- ✓ Internet and data
- ✓ Mobiles
- ✓ Entertainment

Focus of Today

Cost Reduction: Business Transformation

- ✓ Six Sigma
- ✓ Millennium organisation
- ✓ Network and CAPEX efficiency
- ✓ Commercial Initiatives
- ✓ Benchmark sourcing model
- ✓ Information technology rationalisation
- ✓ Service delivery

Telstra

Telstra has a big cost pool

2001/2002

$13,360m


Depreciation & Amortisation: 29%
Labour: 21%
Goods & Services Purchased: 25%
Other Expenses: 29%

2002/2003

$13,225m

Many Opportunities...

Underlying expenses excluding equity accounted losses

Reality: Telstra's Success Matters to Australia

- Telstra: Australia's Connection to the Future
- Mission: Profitable Growth
- Cultural Priorities:
  - Teamwork
  - Innovation
  - Service
  - Operational Excellence
  - Winning in the Marketplace
  - "Smart" Investments


Telstra

Driving profitable growth and customer satisfaction

Telstra

Reality: Telstra – Already a Strong Performer

- Telstra has an impressive dividend yield, ROIC, EBITDA
- 14th largest telco globally by market capitalisation
- Telstra has customer services in operation:
  - Basic access: 10.3m
  - Mobile services: 6.6m
  - Online: 1.5m
  - FOXTEL: 835,000



Dividend Yield %
As at 29 July 2003
6
5
4
3
2
1
0
SBC
TELSTRA
Verizon
AT&T
British Telecom
TCNZ
Bell South
SingTel
Sprint
Deutsche Telekom
Korea Telecom
TELEF
Vodafone
NTT
France Telekom
TeliaSonera
Baa3
Baa2
Baa1
A3
A2
A1
Aa3
Aa2
Aa1
Rating

We can go further…

Telstra

Reality: Our Customers Demand More

Solutions
Linking People and Businesses

Services
Components of Solutions

Connectivity
Transporting Bits Between Places and Appliances

Infrastructure
Co-location ROW Interconnect

Performance Metrics 02/03

Activation	92%
Assurance	90%
Call Dropouts	
GSM	1.2%
CDMA (Metro)	1.5%
CDMA (Rural)	2.8%
BigPond availability	
DialUp	99.9%
ADSL	99.8%
Speed of Answer	
Inbound (60 secs)	57.0%
DA/IDA (10 secs)	76.0%
Emergency (5 Secs)	95.0%

Improving service quality

Reality: Shareholder Expectations Are Increasing

- Confidence in management
- Return on equity
- Cash flow
- Consistency
- Growth
- Productivity
- Governance


Telstra dials up record $2.6b
Service to get better
Telstra cuts to continue
Telstra Corporation
Telstra Corporation

We know what drives things

Telstra

Reality: We Have Many Stakeholders



Staff
Suppliers
Regulator
Customers
Community
Media
Government
Investors

We can balance these...and drive shareholder value

Today's Format

David Moffatt	• NGCR III - Business Transformation • Six Sigma • Millennium Organisation • Operating and CAPEX Efficiency
Hayden Kelly	• Commercial Initiatives
Tom Pearson	• Benchmark Sourcing Model
Jeff Smith	• Information Technology Strategy
Michael Rocca	• Service Delivery

Transfomation: lower costs and improved services

Telstra

CEO's call to Action…



Business Growth

improve **customer service**

increased **innovation**

using **less capital**

continue **improving cash flow**

while **expanding margins**

Telstra

WHERE TO FOCUS



- Core telephony
- Broadband
- Data
- Internet
- Mobiles
- Entertainment
- International
- Advertising

HOW



- Values
- Operating Cycle
- Six Sigma

BY WHAT MEANS



- Customer Focused Organisation
- Leadership

TO ACHIEVE WHAT

$

- Revenue Growth
- EBIT Growth
- ROE Growth
- FCF Growth

Excellent Execution is Key to Success

Telstra

Telstra is on a Transformation Journey


High
Level of Permanent Improvements
Reflex Change
Change Projects
Change as a Process
Permanent Superior Improvement
NGCR III – Business Transformation
NGCR II – Savings $200m +
NGCR I - Savings $650m
1999
2000
2001
2002
2003
2004
2005
2006

Achieving Permanent...Results!!

There is always upward pressure on cash costs



$10,580*
Operating efficiency
Commercial Initiatives
Six Sigma
Information Technology
Other
Customer Retention
Network Reliability
Growth

Operating expenses 2003

Operating expenses 2004

Operating Cost Reductions 01/02: $345m
Operating Cost Reductions 02/03: $574m

Operating Cost Pressures 01/02: $151m
Operating Cost Pressures 02/03: $387m

$600m to $800 millions operating cost opportunity over the next 2 to 3yrs

Telstra

*Excluding asset sales, depreciation, amortisation and equity accounted losses # Other includes cable recovery, Reach and handset subsidies

NGCR I I I - Business Transformation… the elements


Customers
Customers
Values
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Network and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
People
Customers
Customers

Fully integrated programme

Telstra is on a transformation journey


High
Level of Permanent Improvements
Platform Simplification
Millennium Organisation
Information Technology Transformation
Six Sigma
Commercial Initiatives
NGCR III – Business Transformation
NGCR II - $200m +
NGCR I - $650m
1999
2000
2001
2002
2003
2004
2005
2006

Achieving Permanent...Results!!

Implementing Processes Management


CEO
Telstra Consumer & Market
Telstra Business & Government
Telstra Country Wide
Infrastructure Services
Telstra Technology
Sell & Deliver
Maintain Service
Billing
Supply Chain
Products & Marketing
People

NGCR III – spanning across Telstra's business Units

Telstra

Telstra's 3 Stage Journey



Progress
Launch learn & early wins
Gather speed & benefits
Company Transformation
June 01
June 02
June 03
June 04
June 05
Time

Six Sigma has delivered $30m in FY2003
...$100m in FY2004

Telstra

Process Management Using 6 Sigma…

Is about ...

- Exceeding customer expectations
- Led profitably by CEO
- Measurable benefits
- Driving service improvement for the long term

It is not about....

- Substitute for a vision, a Business model or strategy
- "Task" to be delegated
- Lots of projects and "Busy work"
- "Quick fix" for the current year

Six Sigma is…

A set of tools to help us improve the customer experience everyday!


Cultural Transformation
Customer Focus
Increasing Shareholder Value
People Interaction
Meeting Formats
Facilitation
Data Based Decisions
Decision making processes
Projects
• DMAIC
• DFSS
Company Priorities
Business Plans
Focus to Date
Problem Solving
Tools - fishbone, criteria matrix etc.
Tool Time
People Express

Six Sigma Deployment

150+ Projects


Customer
performance
34%
Growth
7%
Cost
reduction
36%
Process Improvement
23%

1,900 People Trained


Finance Support
3%
Champions
23%
Black Belts
6%
10%
Green Belts
58%
Yellow Belts

We are just getting started

Basic Access Held Orders

- **Focus:**
  reducing the end-to-end process for establishing a PSTN connection.
- **Solutions:**
  - Re-design of process
  - Reduction of people involved
  - Improved measures
  - Improved supporting data bases.

Process time reduced by 25 days

Implemented benefit ~$10 million in 03/04

Corporate Centre Review

- **Focus:**
  Reducing cost and increasing effectiveness of Telstra's Finance Unit by integrating processes and eliminating redundant activities.
- **Achieved by a three pronged focus :**
  - Standardisation
  - Simplification
  - Sharing

1.5 million less reports

Implemented benefit ~ $25 million

Telstra

Rationalisation of Billing Product Structures

- **Focus:**
  Simplification of billing structures of customer plans.
- **Solution:**
  - Reduced number of call price plans
  - Simplified format of call price plans
  - Enhanced processes

45 less people

Implemented benefit ~ $8 million in FY 2004

Telstra

Technician Visits

- **Focus:**
  reducing unnecessary visits by field technicians to customer premises
- **Solution:**
  - Engaging the customer in localising the fault
  - Improve customer service techniques

Saving 13,400 site visits per month

Implemented benefit ~ $13.6M per annum

Telstra

Wideband

- **Focus:**
  the sales and delivery process of the ISDN wideband product
- **Solutions:**
  - Reduced end to end process time
  - Elimination of unnecessary enquires to customer
  - Earlier revenue collection
  - Streamlining and rework elimination

Process time reduced by 7 days

Implemented benefit ~ $4m per annum

Telstra

NGCR I I I - Business Transformation


Customers
Customers
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
Customers
Customers

Telstra is Australia's Connection to the Future

Millennium Organisation

Customer Facing B/Units

- Business & Government
- Consumer & Marketing
- International
- Country Wide
- Online Media & Wholesale

New Business Incubator

Customer Aligned

- Improved speed to market
- Reduction of management layers
- Reduced bureaucracy

Planned efficiencies: $150m over 2 years

Costs reduce less quickly than staff


CAGR -2% from 1999 to 2003
Staff Costs ($m)*
4,030
3,030
2,030
1,030
30
1999
2000
2001
2002
2003
CAGR -5% from 1999 to 2003
Staff Numbers '000
60
55
50
45
40
35
30
1999
2000
2001
2002
2003

...but continue to reduce

* Excluding redundancy

Superannuation

- Telstra is still on a contribution holiday
- New agreement Vested Benefits Index (VBI) between 100% to 110%
- VBI > 110% when the stock market was at its lowest
- VBI at 30 June 2003 was 113% and 116% in July
- Actuarial review due for completion 30 June 2004
- Risk capped at $130m per annum

Not expecting recommencement in FY 2004

NGCR I I I - Business Transformation



Customers
Customers
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
Customers
Customers

Telstra is Australia's Connection to the Future

Our Capital Management Process

Original	Process	Revised	
Limited	Portfolio Planning	Target setting process	✓
Primarily with Constructor	Accountability for CAPEX	With Sponsor	✓
Whole of project	Funds Release Process	Phased by Sponsor by milestone achievement	✓
Limited	In-progress Reviews	Regular	✓
Primarily a cost focus	Tracking and Reporting	Strong focus on tracking benefits	✓

Process drives efficiency of spend

Telstra

Capital Allocation Framework


2004 Forecast
Growth
Retention
Efficiency
Discretionary
~$800m
Asset replacement
Demand
Compliance
Meeting current business demand
~$2,100

Revenue and capex are linked

Telstra

How the money will be spent

Current Year


Basic Access
Services & Solutions
Data Connectivity
Broadband Access
Mobile Voice Switching
Voice Switching

Next 3 Years


Basic Access
Services & Solutions
Voice Switching
Mobile Voice Switching
Broadband Access
Data Connectivity

Demand for Services is Increasing….

Telstra PSTN minutes and local calls per annum



140,000
120,000
100,000
80,000
60,000
40,000
20,000
Millions of minutes /calls
Volume of
local call minutes
Volume of local calls
94/95
96/97
98/99
00/01
Year



1,600
1,200
800
400
0
Terabytes per month
Data./Internet Usage
>70% growth in the
12 months to Apr 03
Business and
Wholesale data
Big Pond (other)
Big Pond Broadband
June 99
April 2003

But "Technology" enables capital efficiency

Telstra

Proof of Capital Efficiency

Basic Access: Average cost per SIO


-7.4%
1999
2003

Mobiles: Cost per minute of use


-42%
1999
2003

Local Calls: Cost per call


-23%
1999
2003

National Long Distance: Cost per Call


-39%
1999
2003

Product unit costs benefiting customer calling prices

Telstra

Simplifying our network infrastructure

- Simplification involves
  - Review technology life-cycles
  - Optimising utilisation
  - Enhance capability
  - Review cost structure

Communications Plant ~$20bn

Opportunity for continuous improvement

Operational Efficiency Projects

- Broadband Access Development
- Online Service Improvements
- Corporate Operations & Investment Systems
- Credit Management Implementation
- Lease Rationalisation
- Field Workforce Mobile Computing

$195m saving in FY 2004

Targeted Capex = Lower Opex

Note: project list is not exhaustive

Capex now lower than Depreciation & Amortisation


6,000
5,000
4,000
3,000
2,000
1,000
0
Total Capex
Depreciation & Amortisation (ex goodwill)
1998
1999
2000
2001
2002
2003
2004F

2003/2004 Forecasts:

- Domestic operating capex: ~$2.9bn
- Dep'n & amort'n $3.5bn ex goodwill

Drivers:

- Higher prior year CAPEX
- Assets lives shortening

Higher historical capital expenditures and shorter service lives

Telstra

*Excludes goodwil

Assumes that total capex will remain constant in the future

NGCR I I I - Business Transformation


Customers
Customers
Values
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
People
Customers
Customers

Telstra is Australia's Connection to the Future

Telstra

Hayden Kelly

Commercial Initiatives

NGCR I I I - Business Transformation


Customers
Customers
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
Customers
Customers

Telstra is Australia's Connection to the Future

Telstra

Improving Productivity



Continuous Improvement
Current Model
Improvement Initiatives
Benchmark Model
Continuous Measurement

End to end process management is a culture striving for excellence

Improving Productivity – Commercial Initiatives

- Commercial Initiatives are aimed at identifying areas requiring productivity improvements and deploying a series of programmes to achieve desired outcomes
- Examples of Commercial Initiatives
  - Billing Opportunities
  - Sensis Value Creation Project
  - Fraud reduction
  - Reporting and analysis
  - CSL

$90m opportunity in FY2004

Commitment to continuous improvement

Telstra

Billing is a Highly Complex Process…


Resource Management
Service Management
Billing and Collection
Financial Management
Customer Interaction
Partner Management
Billing Management
Core Processes
Support Processes

Billing must be responsive to changing business conditions

Ten Areas of Focus are Emerging…


Product & pricing simplification
Future products & business models
Customer research
IT rationalisation & modularisation
Vendor value model
Program integration
Billing servicing improvement program
Business performance & prioritisation model
Governance & operating model
Revenue assurance
Performance improvement

Billing is a nexus for organisational issues

Telstra

…and a Significant 'Asset' of the Company

Billing Elements

Number of Bills and Notices Per Year (M)

Issued Bills FY 02/03 (M)



14m
56m
5m
20m
2m
7m
0.02
(Issued)
20m
103m
83m
Data only available for old org. structure
Issued Treatment Notices
Issued Bills(1)
C &C
Mobiles
TBS
W&I
Overall

NO. Online 0.46m (~0.5%)	NO. of Held Bills [1] 1.2m	Basic Access SIO[2] 9.9 m

Billing System Cost Components ($M)



Most Hardware is Leased/Pay per Usage
163 (4) Billing Related Systems
FY 02/03 Cost
Software Depreciation
$30.7m
Systems CAPEX*
$137.3m
Facilities Management
$105.8m
IT management - internal
$ 22.4 m
P S & M Cost
$36.3m
$164.5m
*Payments to 4 major contractors

Annual Cost Per Year ($M)

2002/2003 Annual Billing Cost



$92.0
$16.7
$45.6
$164.5
$188.5
$507.3
$30.7
$137.3
$675.3
FOH
BOH + System
Credit Mgt
IT Supp
Issue & Coll
OPEX
Depn
CAPEX
Total Cost

Approx $420m is outsourced to 21 providers (predominantly IT)

Number at Staff Involved in Billing[3] (FTE)

2003 No. Billing FTE Staff



1315
633
734
117
353
3152
TC&M
TB&G
Credit
W/Sale
Corp/Other
Total

Average Turnover 28.6%

Billing Opportunity Pools


Potential Opportunity to Improve
Total Billing Opportunity Pool 2002/03
OPEX
Front of House
4
Back of House
3
Credit Management
2
IT support & mtce
5
Issue & collection
5
Depreciation(1)
2
CAPEX
2
Bad-debt expense
Fraud
2
Credit Management
2
Revenue Leakage
Fraud
3
Process & systems
5
Unsubstantiated withdrawals (2)
3
5
High
1
Limited
Level of Opportunity
Major Six Sigma Initiatives Already Underway

Opportunity pool of $700-$900 million over 4 years utilising six sigma

Telstra

Next Steps

- Potential to reduce Billing costs by ~ $400m - $500m over 5 years
- Investment ~$300m in OPEX and CAPEX to achieve these benefits
- Customer benefits
  - Improved customer experience
  - Increased speed of service
  - Enhanced service quality
  - Reduced IT costs

Cost of billing will reduce

Telstra

Sensis Project

- 10 initiatives to pursue identified focussing on :
  - Reduce layers of Management
  - Decrease cost of producing and distributing White Pages
  - Integration of White Pages, Yellow Pages and On-Line Salesforce
  - Smoothing the peaks and troughs in the production cycle of Yellow Pages
- Status:
  - Implementation by Sensis complete
  - The value of cost reductions are expected to grow over the next few years (at least $20m every 2 years)

$12m in FY 2004

Driving efficiency and customer satisfaction

Telstra

Fraud Reduction Project

- **Focus:**
  Efficient reduction in cost of fraud to Telstra
- **Approach**
  - Design & implement robust processes for managing each stage for the Fraud value chain
  - Implementation of new Fraud Detection & Management System
  - Centralise external Fraud Management functions into one Enterprise wide structure with introduction of a Fraud Governance Council

$10m in FY 2004

Driving efficiency and customer satisfaction

Telstra

Reporting and Analysis

- **Focus:**
  Streamline reporting and analysis functions within Telstra
- **Solution:**
  - Rationalisation of systems and tools: currently 53 “core” systems
  - Rationalisation of report outputs
  - Leverage off multiple Telstra processes and procedures (ie “best in-house” approach)
  - Centralisation of function:
    Lower management overhead due
    to increase in size of reporting groups

$8m
in FY 2004

Driving efficiency and customer satisfaction

Telstra

HKCSL

- **Focus:**
  Improve profitability of HKCSL through:
- **Marketing and Sales initiatives, including:**
  - Renegotiation of contract terms
  - Lowering channel costs through outsourcing
  - Rationalisation of properties
  - Restructure of commission schemes
  - Leveraging purchasing power
- **Network initiatives**
  - Improve network utilisation and profitability
  - Improved labour productivity through relocation
  - Establishment of a network services & consultancy business

\$8m in FY 2004

Driving efficiency and customer satisfaction

Telstra

Tom Pearson

Benchmark Sourcing Model

NGCR III - Business Transformation


Customers
Customers
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
Customers
Customers

Telstra is Australia's Connection to the Future

Telstra

Best Practice Sourcing and Vendor Management


Proven Techniques
Concentration Volume
Product Specification Improvement
Best Price Evaluation
Strategic Sourcing
Joint Process Improvement
Global Sourcing
Relationship Restructuring

Strategic Sourcing requires a rigorous, fact-based process

*Vendor Management spend

Strategic Sourcing using Six Sigma


Define
Measure & Analyse
Improve
Control
Select Products / Services
Define Requirements
Analyse Market
Determine Sourcing Strategy
Negotiate and Select Suppliers
Supplier Development
Implement and Realise Benefits
Vendor Management

- Each Sourcing Project follows the Strategic Sourcing Model & Process which:
  - identifies Telstra's needs
  - flows through Internal & Market analysis
  - Applies Sourcing Strategy

Disciplined & robust project approach and execution

Telstra

Jeff Smith

Information Technology Strategy

NGCR I I I - Business Transformation



Customers
Customers
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
Customers
Customers

Telstra is Australia's Connection to the Future

Telstra

Technology: IT Strategy

Redefine operating model, our roles and providers' roles

Build capabilities and assets that can be re-used

Simplify IT delivery processes

People | Process | Technology | Growth

Investing in Telstra's Intellectual Property

Telstra

Consolidate applications/infrastructure/providers and drive labour efficiencies through standardised processes

- 50% reduction in total IT costs over 3 years for what we do today
- Reduction in total cycle time
- Improvement in quality

$957M

Capex & Opex

FY2002/03 base

People	Process	Technology
Six Sigma		

Telstra Intellectual Property is its people

Telstra

2002/03	2005/06	New Operating Model


?



- Simple, reusable, repeatable processes
- Simpler models
- Consistent metrics system


Outsourcer
Outsourcer
Outsourcer
BU1
BU2
Outsourcer
BU3
Outsourcer
Outsourcer


BU1
BU2
BU3
Customer Reqts
Solution Centre
Providers
Build Specialist

- Simple organisation structure
- Build reusable assets
- Smaller number of world-class partners
- Outsourcing to out-tasking


Web/App Servers
DB Servers
Storage


Web/App Servers
DB Servers
SAN / NAS
Storage

- Shared utility-based model
- Increased server / storage utilisation
- Improved operations management

Integration of People/Process/Technology...

Telstra

Application Development Transformation

Example: Customer Relationship Management system

- Idea Proposal
- Concept & Feasibility
- Solution Definition
- Solution Design & Build
- Deploy

22 weeks: $5.4m

- Idea Proposal
- Feasibility
- Prototype
- Trial
- Finalisation Design Go /No Go
- Technical Design & Build
- Deploy

12 weeks: $ 2.4m

55% decrease in project costs, 88% decrease in cycle time

Telstra

Infrastructure Transformation

Key Strategies	Measures (target year-end 04/05)
• Lift internal Midrange Operations capability to match competitors	• Reduce provisioning unit costs by 25%
• Consolidate and standardise Unix & Intel Server platforms	• Server Utilisation increased by 50% • Storage Utilisation increased by 25%
• Consolidate stand-alone storage to network-based storage (SAN, NAS) • Utilise open standards, commodity-based infrastructure e.g. LINUX	• Reduce Server and Storage maintenance unit costs by 30% • Reduce Storage unit cost by 40% through the use of lower cost storage

Total TCO reduction of 50% over 3 years

IT Spend*


$1.5bn
$1.3bn
FY2003
FY2004

FY2004: 15% reduction off applications, development and maintenance expenditure from FY 2003 base

FY2006: 50% reduction off applications, development and maintenance expenditure from FY 2003 base

Telstra's Intellectual Property is its people

Telstra

* Includes both opex and capex

Michael Rocca

Service Delivery

NGCR I I I - Business Transformation


Customers
Customers
Values
Service Delivery
Millennium Organisation
Operational and CAPEX Efficiency
Commercial Initiatives
Benchmark Sourcing Model
Information Technology
Six Sigma
People
Customers
Customers

Telstra is Australia's Connection to the Future

Telstra

Overview

Alternative Business Models

Program Productivity & Six Sigma

NDC Integration

Processes & Systems

Operational Efficiency

Cost reduction potential in excess of $250m over the next 2 years

Telstra

Alternative Business Models

Area Management: unites infrastructure delivery elements under a single manager with accountability for Customer Service, Capex and Opex.

The way we were


New Estates Contractor
Contractor CAPEX
NNS CAPEX
Contractor OPEX
NNS OPEX
BFS Contractor
Field Service OPEX
Field Service CAPEX
NDC

Multiple inputs and accountability for servicing the network

The way we are


Area Management Workgroup

Single focus for operational and financial outcomes

Savings in 2004FY approx $20m

Leading the Implementation of Six Sigma

- IS Productivity Office established
- 34 six sigma black belts & 60 active green belts
- High visibility and prestige
- Benefit in 2003FY $3M and $30M in 2004FY.



IS Productivity Office
National Initiatives
Metro Service Productivity Office
Regional Service Productivity Office
Local Prod Initiatives
Local Prod Initiatives
National Initiatives

Saving in 2004FY approx $30m

Telstra

NDC Integration and Business Environment

NDC International -closed

Domestic NDC Business

Integrated into Infrastructure Services

- Sales & Marketing
- Finance
- Human Resources
- Legal Counsel
- Public Affairs

Integrated back to Telstra functional control

Materials & Logistics Integrated with IS National Logistics Services

Total impact of cost savings and reduction 2004FY exceeds $80m

Processes & Systems: FuturEdge and CPR



Existing WFM Systems
Director
START
ROSTER
FuturEdge
Existing FOH Assurance Systems
TBS Service Plus
C&C Service Plus
FuturEdge WFM & Order dispatch (Connect)
Forecasting Tool
Click Plan
Click Schedule
Field
Click Analyse
FuturEdge Assurance
SIIAM (Clarify)
Customer Call
Customer self-care (Web)

FuturEdge:
5 systems replaced with ONE integrated system

Cable Plant Records (CPR):
- Track, manage and display our Access plant
- Audit of plant records

Saving of approx $23m opex and $11m capex over the next 2 years

Operational Efficiency

Top 30 Program

AWA for Workforce

Employment Agreement



Cost Unitisation

Operational Benchmarking

Creating Workforce Flexibility

Telstra

David Moffatt

Conclusion

Strategic Costs Management

Cost Pressures

- Depreciation & Amortisation
- Network enhancement
- Mobile handset subsidies
- Customer retention
- Investing in growth

Cost Reductions

- Six Sigma
- Network & CAPEX Efficiency
- Commercial Initiatives
- Benchmark Sourcing Model
- Information Technology Strategy
- Infrastructure Services

We can do this!

Telstra

NGCR I I I - Business Transformation


Customers
Customers
Values
Service Delivery
Millennium Organisation
Information Technology
Six Sigma
Operational and CAPEX Efficiency
Benchmark Sourcing Model
Commercial Initiatives
People
Customers
Customers